EXHIBIT 99.1

VIZSLA SILVER INTERCEPTS ADDITIONAL BONANZA-GRADE SILVER AT COPALA - 2,640 G/T AGEQ OVER 5.30 METRES -

VANCOUVER, BC, Dec. 14, 2022 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to report results from 19 new drill holes targeting the Tajitos - Copala resource area at its 100%-owned, flagship Panuco silver-gold project ("Panuco" or the "Project") located in Mexico. Today's intercepts form part of Vizsla's ongoing 2022 infill/expansionary drill program and are centered on the Copala and Cristiano structures in the western portion of the district. The infill results support grade continuity in the south-central portion of Copala structure, while resource expansion drilling to the north and southeast continue to highlight mineralization remains open.

Highlights

  CS-22-205 returned 2,640 grams per tonne (g/t) silver equivalent (AgEq) over 5.30 metres true width (mTW) (2,101 g/t silver and 9.54 g/t gold)
    Including 4,563 g/t AgEq over 0.58 mTW (3,080 g/t silver and 23.60 g/t gold)
  CS-22-210 returned 561 g/t AgEq over 15.50 mTW (425 g/t silver and 2.31 g/t gold)
    And 2,044 g/t AgEq over 1.01 mTW (1,630 g/t silver and 7.34 g/t gold)
  CS-22-216 returned 905 g/t AgEq over 8.09 mTW (626 g/t silver and 4.48 g/t gold)
  CS-22-201 returned 3,340 g/t AgEq over 1.86 mTW (2,536 g/t silver and 13.65 g/t gold)
  CS-22-217 returned 1,862 g/t AgEq over 2.71 mTW (1,495 g/t silver and 6.56 g/t gold)

"The Copala structure continues to impress with high precious metals grades over very broad widths," commented Michael Konnert, President and CEO. "Infill drilling within the Tajitos-Copala resource area continues to highlight exceptional mineral continuity marked by multiple intervals grading well over 1,000 grams per tonne, while expansionary drilling to the north and southeast demonstrate a growing high-grade footprint. Additionally, at Cristiano, drilling has now traced mineralization over 600 metres long by 300 metres deep. We note that Cristiano was not included in the maiden resource, however, given its near surface, high-grade continuity, we expect it will contribute materially to the pending resource update. We have had a phenomenal year of exploration success at Panuco and have expanded mineralization well beyond the March 2022 resource boundary at virtually every zone. Given the amount of new high grade drill results, inclusion of new mineralized structures, and the fast-approaching holiday season, we have elected to publish the resource update in early 2023. We are extremely pleased with the outcome of our 2022 programs and look forward to another outstanding year as we continue to grow and de-risk the Panuco Project in 2023."

Figure 1: Plan map of recent drilling centered on the Copala structure. (CNW Group/Vizsla Silver Corp.)

The Copala Structure is located in the western portion of the Panuco district at the northern extent of the Tajitos structure. Copala hosts high precious metals grades (up to 11,053 g/t silver and 33.50 g/t gold over 1.26 mTW) contained within a broader envelope of vein-breccia interlayered with host rock, up to 82 metres thick. Ongoing interpretations by Vizsla's geologists suggest Copala has an average dip of ~46° to the east (~35° in its northern sector and steepening to ~52° in the southern sector).

Drilling at Copala has now traced mineralization along approximately 1,000 metres of strike length and approximately 400 metres down dip. High-grade silver-gold mineralization remains open to the north and southeast with ongoing detailed structural and geologic interpretations indicating the potential for mineralization to continue into the footwall side of the Tajitos Vein. The ongoing infill-drilling program, which consists of 25 holes drilled at 25 metre centers, was designed to assess grade continuity and to provide sample material for future metallurgical tests. To date, infill-holes CS-22-201, CS-22-205, CS-22-214, CS-22-216 and CS-22-218 have confirmed high-grade at tighter spacing. Additionally, step-out holes drilled to the east, particularly holes CS-22-202, CS-22-207 and CS-22-219, suggest an uplifted block of basement metasediments in fault-contact with andesites and diorite (see figures 2 and 4). Vizsla´s team is working on interpretations to determine the amount of displacement by the fault, to define a target elevation for Copala type mineralization on the footwall side (east) of the fault; i.e. an uplifted block on the east creates potential for Copala type mineralization at shallower elevation. Vizsla plans to test this hypothesis with drill-holes collared on the footwall side of the fault.

The Cristiano Vein is a precious metals rich structure located at the southwestern margin of the Copala structure. Cristiano is marked by a quartz-carbonate epithermal-vein striking N25°W that dips sub-vertical (85°) to the NE. Drill-holes intersecting Cristiano to date, highlight a high-grade zone plunging to the NW, with vertical extent of 300 metres and approximate strike length of 600 metres. The Cristiano Vein ranges in thickness from 0.7 mTW to 3.5 mTW, with a weighted average grade of 542 g/t silver equivalent.

The Cristiano Vein was initially discovered while targeting the Tajitos-Copala veins, where drilling intercepted the well-mineralized, NW-SE trending fault. Ongoing drilling has now led to new observations and interpretations allowing Vizsla geologists to plan drill holes specifically designed to explore Cristiano along strike and to depth. To the northwest, Cristiano intersects and offsets the Tajitos Vein, suggesting Cristiano post-dates Tajitos mineralization, thus creating a drill target on the footwall of Tajitos (Figure 3). Additionally, open ended intercepts to the southeast suggest mineralization continues in this direction.

Figure 2: Inclined longitudinal section for Copala structure with drillhole pierce points. The section is 1x along strike to 1.4x along the dip to compensate for the average 46-degree dip of Copala. (CNW Group/Vizsla Silver Corp.)

Figure 3: Inclined longitudinal section for Cristiano vein with drillhole pierce points. (CNW Group/Vizsla Silver Corp.)

Figure 4: Cross section showing Copala, Cristiano and Tajitos veins. (CNW Group/Vizsla Silver Corp.)

Drillhole	From	To	Downhole Length	Estimated True width	Ag	Au	AgEq	Vein

	(m)	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
CS-22-201	212.25	214.80	2.55	2.18	237	1.74	346	Copala
Includes	212.25	213.55	1.30	1.11	427	3.22	629
CS-22-201	392.15	396.00	3.85	1.86	2,536	13.65	3,340	Cristiano
Includes	392.90	393.30	0.40	0.19	7,740	57.60	11,343
Includes	393.70	394.60	0.90	0.43	6,220	27.20	7,742
CS-22-202	No significant values							Copala
CS-22-203	No significant values							Copala
CS-22-204	132.00	158.70	26.70	20.46	175	0.99	234	Copala
Includes	147.25	148.50	1.25	0.96	569	2.92	739
Includes	153.30	154.30	1.00	0.77	454	2.43	597
Includes	156.50	157.50	1.00	0.77	673	3.42	872
Includes	157.50	158.70	1.20	0.92	575	4.08	828
CS-22-205	283.00	288.50	5.50	5.30	2,101	9.54	2,640	Copala
Includes	284.60	285.20	0.60	0.58	3,080	23.60	4,563
CS-22-205	553.00	553.30	0.30	0.16	85	0.24	96	Cristiano
CS-22-206	181.10	185.80	4.70	3.11	168	0.90	221	Copala
CS-22-207	No significant values							Copala
CS-22-208	No significant values							Copala
CS-22-208	484.00	485.50	1.50	1.12	347	0.38	350	FW Splay
Includes	485.05	485.50	0.45	0.34	873	0.99	883
CS-22-209	148.00	166.05	18.05	10.00	74	0.56	109	Copala
Includes	163.45	164.20	0.75	0.42	639	5.22	970
CS-22-210	117.75	140.70	22.95	15.50	425	2.31	561	Copala
Includes	120.30	120.90	0.60	0.41	2,710	22.30	4,125
Includes	130.60	131.40	0.80	0.54	1,285	7.24	1,716
Includes	131.40	132.00	0.60	0.41	1,800	9.69	2,371
Includes	132.55	134.05	1.50	1.01	1,630	7.34	2,044
CS-22-211	No significant values							Copala
CS-22-211	240.00	241.85	1.85	0.55	154	2.24	304	Cristiano
CS-22-211	283.25	284.50	1.25	1.25	1,103	3.76	1,296	Tajitos
CS-22-212	No significant values							Copala
CS-22-213	545.10	548.60	3.50	3.20	294	1.19	358	Copala
Includes	546.50	547.95	1.45	1.33	308	2.08	436
CS-22-214	114.00	121.05	7.05	3.90	593	4.07	845	Copala
Includes	115.50	116.80	1.30	0.72	2,020	13.50	2,850
Includes	116.80	117.50	0.70	0.39	681	4.22	937
CS-22-215	112.50	115.50	3.00	2.35	216	0.66	248	Copala
Includes	114.00	115.50	1.50	1.18	335	1.03	385
CS-22-216	181.00	194.50	13.50	8.09	626	4.48	905	Copala
Includes	184.65	186.00	1.35	0.81	1,250	14.00	2,170
Includes	186.00	186.95	0.95	0.57	2,230	18.10	3,376
Includes	186.95	188.20	1.25	0.75	1,170	7.54	1,631
CS-22-217	No significant values							Copala
CS-22-217	325.50	330.35	4.85	2.71	1,495	6.56	1,862	Cristiano
Includes	327.60	328.75	1.15	0.64	1,295	4.59	1,535
Includes	328.75	329.10	0.35	0.20	13,118	63.70	16,783
CS-22-218	209.60	215.30	5.70	4.88	197	1.86	317	Copala
Includes	211.50	213.00	1.50	1.28	283	3.19	493
Includes	213.00	214.15	1.15	0.98	280	2.58	446
CS-22-219	No intercepted

Table 1: Downhole drill intersections from the holes reported for the new splay vein at the foot wall of Copala.  Note: AgEq = Ag g/t x Ag rec. + (Au g/t x Au Rec x Au price/gram)/Ag price/gram. Metal price assumptions are $20.70/oz silver and $1,655/oz gold and metallurgical recoveries assumed are 93% for silver and 90% for gold. Gold and silver metallurgical recoveries used in this release are from metallurgical test results of the Napoleon vein (see press release dated February 17, 2022).

Drillhole	Easting	Northing	Elevation	Azimuth	Dip	Depth
CS-22-201	404,724	2,586,986	595	257	-57.7	462.0
CS-22-202	405,087	2,586,905	646	282	-63.6	634.5
CS-22-203	404,896	2,586,778	666	302	-75.0	556.5
CS-22-204	404,539	2,587,280	553	304	-30.8	250.2
CS-22-205	404,840	2,587,003	590	260	-50.0	596.5
CS-22-206	404,541	2,587,280	552	347	-35.0	237.0
CS-22-207	405,087	2,586,905	646	286	-68.2	628.0
CS-22-208	404,896	2,586,778	666	299	-67.9	505.5
CS-22-209	404,541	2,587,280	553	5	-43.3	257.0
CS-22-210	404,482	2,587,238	553	323	-30.0	451.0
CS-22-211	404,643	2,587,058	557	277	-39.5	349.5
CS-22-212	405,087	2,586,905	646	263	-64.9	658.5
CS-22-213	405,084	2,586,574	700	295	-58.8	637.5
CS-22-214	404,632	2,586,883	568	91	-89.1	208.5
CS-22-215	404,482	2,587,237	553	298	-30.0	300.0
CS-22-216	404,681	2,586,877	582	271	-87.0	234.0
CS-22-217	404,643	2,587,058	557	260	-54.0	452.0
CS-22-218	404,701	2,586,892	595	271	-84.6	270.0
CS-22-219	405,087	2,586,905	565	262	-71.4	681.0

Table 2: Drillhole details for the reported drillholes. Coordinates in WGS84, Zone 13.

About the Panuco project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 6,761-hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

The Panuco Project hosts an estimated in-situ indicated mineral resource of 61.1 Moz AgEq and an in-situ inferred resource of 45.6 Moz AgEq The Technical Report, titled "National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico" was filed on SEDAR on April 7, 2022, has an effective date of March 1, 2022 and was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") by Tim Maunula, P.Geo., Principal Geologist, T. Maunula & Associates Consulting Inc and Kevin Murray, P.Eng, Manager Process Engineering, Ausenco.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla has completed over 210,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2022, Vizsla has budgeted +120,000 metres of resource/discovery-based drilling designed to upgrade and expand the maiden resource, as well as test other high priority targets across the district.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver.  The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

In accordance with NI 43-101, Martin Dupuis, P.Geo., COO, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including plans for resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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For further information: and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca, Website: www.vizslasilvercorp.ca

CO: Vizsla Silver Corp.

CNW 08:00e 14-DEC-22